August 6, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:            Pax World Funds Series Trust I - Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of Pax World Funds Series Trust I (the “Acquiring Trust”) is a Registration Statement on Form N-14 (the “Registration Statement”).  The Registration Statement relates to the proposed acquisition of Women’s Equity Fund (the “Acquired Fund”), a series of Professionally Managed Portfolios, by Pax World Women’s Equity Fund (the “Acquiring Fund”), a series of the Acquiring Trust.

The prospectus/proxy statement that constitutes Part A of the Registration Statement that will be used in connection with a meeting of shareholders of the Acquired Fund at which shareholders of the Acquired Fund will be asked to vote on the proposed acquisition of their fund by the Acquiring Fund.

No registration fee is being paid at the time of filing because the Acquiring Fund has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on September 6, 2007 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any comments or questions on the enclosed materials to the undersigned at (617) 951-7235 or Brian D. McCabe of this office at (617) 951-7801.

Sincerely,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

Enclosure

cc:   Brian D. McCabe